EXHIBIT 99.1

AUTHORIZATION FORM FOR PARTICIPATION IN COLLECTORS UNIVERSE, INC. DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN

To participate in the Collectors Universe, Inc. Dividend Reinvestment and Stock Purchase Plan (the “Plan”), please complete this “Authorization Form for Participation in Collectors Universe, Inc. Dividend Reinvestment and Stock Purchase Plan” (the “Authorization Form”), and return it in the enclosed envelope.

Please carefully review the Plan’s prospectus before enrolling in the Plan.  If you do not wish to enroll in the Plan and would rather continue receiving all your dividends from the Company in cash, you do not need to complete or return this Authorization Form.

By completing and returning this Authorization Form, you authorize the Company to forward to Broadridge Corporate Issuer Solutions, Inc., as the administrator of the Plan (the “Administrator”), all or that portion, indicated below, of the dividends paid on your shares of the Company’s common stock (our “Common Stock”) and the Administrator will invest such dividends, on your behalf, in additional shares of Common Stock.  In addition, you acknowledge and agree that all such investments in shares of our Common Stock shall be made on the terms and subject to the conditions set forth in the Plan’s prospectus and you also acknowledge that you have read and fully understand the terms and conditions of the Plan as set forth in the prospectus.  You further agree that your participation in the Plan will continue until you notify the Administrator in writing that you desire to terminate your participation in the Plan and that any such termination will be governed by the terms of the Plan.

Check one box only.  If you do not check any box, then Full Dividend Reinvestment will be assumed.  You may also make optional cash investments at any time under each of the participation options below.

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Full Dividend Reinvestment.  Please mark this box if you wish to reinvest all dividends that become payable on your account, on all shares of our Common Stock now held or any future holdings, including shares purchased with optional cash investments.

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Partial Dividend Reinvestment.  If you want dividends on some, but not all, of your shares of our Common Stock to be reinvested in shares of Common Stock, then please mark this box and specify below the number of whole shares of our Common Stock with respect to which you want dividends to be reinvested in shares of Common Stock (including any future holdings of Common Stock and any shares that may be purchased for you with optional cash investments).  Dividends on all of your other shares of Common Stock will continue to be paid in cash.

Number of shares for which dividends are to be reinvested:

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All Dividends Paid in Cash (No Dividend Reinvestment).  Please mark this box if you wish to continue receiving dividend payments in cash on all stock now held and on any future holdings of Common Stock, including any shares purchased for your account with optional cash investments.

You may also participate in the Administrator’s “share safekeeping” service, pursuant to which you may deposit the share certificates evidencing your Common Stock with the Administrator and have your Common Stock share ownership maintained on the Administrator’s records as part of the Plan account.  There is no charge for the “share safekeeping” service.  To deposit your Common Stock for safekeeping, please return this Authorization Form and your Common Stock share certificates to the Administrator via registered mail (return receipt requested) at 1717 Arch St., Suite 1300, Philadelphia, Pennsylvania 19103.

Print Name(s):

Date:

Signature(s):

(All joint owners must sign exactly as names appear on the stock certificates.)